

August 26, 2011

Via E-mail
Scott Lang
Chairman of the Board, President and Chief Executive Officer
Silver Spring Networks, Inc.
555 Broadway Street
Redwood City, CA 94063

> **Re:** **Silver Spring Networks, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-175393**

Dear Mr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Graphics

1.   We note that your graphics continue to refer to products from which you may not derive a material amount of revenue. For example, you present in the diagram in the back of the prospectus your CustomerIQ product when your disclosure indicates that it has only been used as part of a pilot program by OG&E. Please advise.

Prospectus Summary

Overview, page 1

2.   We note your added disclosure in response to prior comment 3 that a substantial majority of your revenue to date has been attributable to your advanced metering solutions. We also note your related disclosure on page 96 that advanced metering solutions may

include meter data collection, remote service management, remote meter management and meter provisioning and also includes your UtilityIQ Outage Detection System. Please further revise your disclosure to be more specific about which aspects of your advanced metering solutions are actually being deployed and utilized by your utility customers. Finally, to the extent that you have not derived a material amount of revenues from, or your utility customers have not actually deployed and used, other aspects of your advanced metering solutions or your demand-side management products, such as CustomerIQ, please disclose that in your summary and business sections.

Exhibit 23.1

3.   We note that the consent of your Independent Registered Public Accounting Firm was issued by Ernst & Young LLP, Redwood City, California and the report of your Independent Registered Public Accounting Firm was issued by Ernst & Young LLP, San Francisco, California. Please explain to us why the consent was issued out of Redwood City when the report itself was issued out of San Francisco.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah, staff accountant, at (202) 551-3663 or Lynn Dicker, reviewing accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, staff attorney, at (202) 551-3286 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Robert A. Freedman, Esq.
Fenwick & West LLP